FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s IR presentation as posted on Registrant’s website.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 22, 2021	By: /s/ Yael Shofar
Yael Shofar
General Counsel

   GILATSATELLITENETWORKS              FEBRUARY 22, 2021  Investors Presentation

   FORWARD LOOKING STATEMENTS DISCLAIMER  Certain statements made in this presentation that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to obtain financing and/or timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. Gilat undertakes no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.Unaudited/Non-GAAP Financial MeasuresThis presentation includes financial data that is not audited and financial data that was not prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Non-GAAP financial measures appearing in this presentation consist of GAAP financial measures adjusted to exclude, non cash share-based compensation expenses, impairment of goodwill and long lived assets, amortization of acquired intangible assets, restructuring, trade secrets litigation expenses, tax expenses under amnesty program, deferred tax benefit that was recorded for the first time and other non-recurring expenses and net income or loss from discontinued operations. Gilat believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand Gilat’s current and future operating performance. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with Gilat’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

A WORLD LEADER IN SATELLITE COMMUNICATIONS

INNOVATIVE GROUND EQUIPMENT TECHNOLOGY

MOBILE

Cellular Backhaul

2G 3G 4G 5G

MOBILITY

Aero / IFC
Maritime
Land

BROADBAND

Enterprise
Consumer

DEFENSE

Fixed, On-the-Pause, On-the-Move

+800 Employees **1987** Founded **20** Sales Offices **5** R&D Centers **3** NOC Centers **GILT** NASDAQ/TASE **~$1.1B** Market Cap

         GLOBAL FOOTPRINT – EXPANDING A DIVERSE CUSTOMER BASE  LEADING GLOBAL CUSTOMER BASE  90+ COUNTRIES  500+ NETWORKS  300+ CUSTOMERS  TELCOS , MNOS & SERVICE PROVIDER  SYSTEM INTEGRATORS  SATELLITE OPERATORS

 MOBILE

   WORLD LEADER IN CELLULAR BACKHAUL OVER SATELLITE   OF SATELLITE BACKHAUL 4G/LTE INSTALLATIONS WORLDWIDE  MARKET LEADER WITH 44% OF MARKET SHARE IN MODEM SHIPMENTS  { NSR, 2020 }    SUPERIOR USER EXPERIENCE - PATENTED ACCELERATION TECHNOLOGY - 400Mbps

MANAGED SERVICES PROVEN WORLDWIDE

Gilat

END-TO END SOLUTIONS WITH RECURRING REVENUE

T-Mobile

Southern Linc

Globe

"THE SOLUTION BEING ABLE TO DIFFERENTIATE WITH A COMPELLING MANAGED SERVICE OFFER IS KEY TO GAIN BUSINESS AND DEFEND HEALTHY MARGINS"

{ NSR, 2019 }

SATELLITE BACKHAUL MARKET

Service, Equipment & Capacity



$5.9B
(2029)
$1.27B
(2019)

Source: NSR, Feb. 2020

 IN FLIGHT CONNECTIVITY

     FOR ALL IN-FLIGHT CONNECTIVITY MODULES    Transceivers  Aero Antennas  400Mbps Modem  Ground Equipment            LEADING HIGH-PERFORMACNE SOLUTIONS    Superior Passenger Experience

GROWING IFC FORECAST DRIVES OPPORTUNITIES

COMMERCIAL AIRCRAFT (Ka/Ku)


~14,500
(2029)
6,730
(2019)

Source: Valour, August 2020

Modem


Gilat

Transceiver



BUSINESS JETS (Ka/Ku)


~7,700
(2029)
~1,245
(2019)

Source: Valour, August 2020

FREE WI-FI TREND FURTHER TRNASFORMS THE INDUSTRY

       ENABLING LARGE IFC GLOBAL NETWORK   GLOBAL COVERAGE | > 30 SATELLITES | 18 TELEPORTS | 20 AIRLINES |181 NETWORK SEGMENTS | 2 DATA CENTERS WITH TOTALNMS  > 2000 airplanes connected with Gilat’s aero modems on a single network

 BROADBAND

     OF GLOBAL EXPERTISE, LOCAL PRESENCE, OUTSTANDING SUPPORT AND SUPERIOR DELIVERY CAPABILITIES  LEADING ENTERPRISE CUSTOMERS

       Oil & Gas  SCADA/IoT  Education  Retail  Banking  SME  Government  CELLULAR BACKHAUL  CONSUMER  MOBILITY  ENTERPRISE  DEFENSE  Low Power | Climate Proof | Quick Install | Layer 2/3 Support | IPSEC EncryptionQoS | BW Optimization | 1000’s of Sessions per Site  MULTIPLE VERTICALS – CUSTOMIZED SOLUTIONS  ONE PLATFORM. MULTIPLE VERTICALS

     PERU  PERU – PRONATEL (FITEL) PROJECTS

         * | Proprietary and Confidential        DEFENSE  * | Proprietary and Confidential

   SATCOM DEFENSE SOLUTIONS  Transportable  Command & Control  On-the-Move  Military Aircraft  On-the-Pause  Unmanned Aerial Vehicle

 NGSO | VHTS | 5G

 CONSTELLATIONS ARE BECOMING A REALITY   MEO 2,000-10,000 km~120msec  GEO 35,786 km~550msec  LEO500-2,000 km~15msec  OneWeb~2.5 Tbps 650 Satellites  Telesat~3-8 Tbps 192-300 Satellites  SpaceX~10+ Tbps 1584 -> 42,000 Satellites  Amazon ~10+Tbps3263 Satellites  HAPs10-50 km~5msec  HTS/VHTS~50-500 Gbps    SES/O3B~1-3 Tbps 22 Satellites  ABUNDANCE OF CAPACITY OPENS NEW MARKETS

GILAT'S PROVEN NGSO TECHNOLOGY

SES
Broadband Services

GILAT TO PROVIDE PLATFORM FOR O3B mPOWER

Multi-million-dollar contract establishes Gilat as a significant NGSO player through the technological innovation of its multi-orbit GEO/NGSO platform



TELESAT

SUCCESSFUL DEMONSTRATIONS WITH TELESAT'S PHASE 1 LEO SATELLITE

- FIRST-EVER LIVE IN-FLIGHT DEMO
  - With Global Eagle
- EXCEPTIONAL MOBILITY CONNECTIVITY
  - With Tier-1 maritime service provider
- FIRST-EVER DEMO OF 5G CONNECTIVITY
  - At Innovation Centre, University of Surrey
- FASTEST MODEM SPEEDS
  - Demonstrated 1.2 Gbps total throughput

   HIGH SPEED  Speeds >1Gbps  Innovative Wideband Technology  FLEXIBLE NETWORK ARCHITECTURE  Satellite Ground Segment Integration Into 5G Eco-System  Utilize SDN/NFV, Cloud, Edge Computing & Network Slicing  GILAT EXPERTISE AND INNOVATION MAKING 5G A REALITY    GILAT'S TECHNOLOGY SUPERIORITY NOW PROVEN FOR 5G OVER THAICOM IPSTAR  LOW LATENCY  Order of Magnitude Reduction in Latency  Leverage Our NGSO Baseband

 FINANCIAL INDICATORS HIGHLIGHTS

 FINANCIAL INDICATORS HIGHLIGHTS

   GILAT OPERATING SEGMENTS  Mobile - Cellular BackhaulBroadbandEnterpriseConsumerPeru Services  FIXED NETWORKS  * Q2-20 (Q2-19)  IFCMaritimeLandDefenseWavestream  MOBILITY  Peru projects construction phase  TERRESTRIAL INFRASTRUCTURE PROJECTS

Q4 2020 PROFIT AND LOSS HIGHLIGHTS

US$ IN MILLION

		Q4/20	Q3/20	Q2/20	Q1/20	Q4/19
GAAP	Revenue	42.6	37.3	38.3	47.7	78.3
	Gross Margin	31%	25%	25%	19%	35%
	Operating Expenses / (Income)[1]	(49.4)	20.3	13.0	19.7	17.8
	Operating Income / (Loss)[1]	62.7	(10.9)	(3.5)	(10.8)	9.2
	Net Income / (Loss)[1]	62.4	(11.6)	(4.2)	(11.8)	24.0
	Adj. EBITDA	1.1	0.6	0.1	(5.0)	13.1
Non-GAAP	Gross Margin	31%	25%	25%	19%	35%
	Operating Expenses	15.0	11.4	12.2	16.5	17.3
	Operating Income / (Loss)	(1.6)	(1.9)	(2.6)	(7.6)	9.9
	Net Income / (Loss)	(1.9)	(2.6)	(3.3)	(8.6)	9.1

1) GAAP excluding CMTL settlement – OPEX Q4/20 $15.3M, Q3/20 $12.1M; Operating loss Q4/20 $2.1M, Q3/20 $2.7M; Net loss Q4/20 $2.3M, Q3/20 $3.4M

2020 PROFIT AND LOSS HIGHLIGHTSUS$ IN MILLION  1) GAAP excluding CMTL settlement and one time tax benefit - OPEX FY20 $57.2M, FY19 $70.2M; Operating loss FY20 $16.0M, operating income FY19 $25.7M; Net loss FY20 $18.7M, Net income FY19 $21.1M

           CASH AND EQUIVALENTS1$116.0 ($77.2)  DSO376 days (84 days)  CASH FROM OPERATION2$60.4M Positive cash($7.1M Negative cash)  TOTAL DEBT$4.0 ($4.0)  US$ MILLIONS  BALANCE SHEET HIGHLIGHTS

   Leading in Main Growth Areas – Cellular Backhaul (4G, 5G) & In-Flight Connectivity   Investing in Product Leadership and Innovation  Focused on Profitable Growth  NGSO/VHTS Opening New Markets   SUMMARY  UNIQUELY POSITIONED FOR UNLOCKING OPPORTUNITIES